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Exhibit 99(a)(12)

August 19, 2003
Statement of William T. Jensen, Chairman of Methode Electronics, Inc.
in Response to Dura Automotive Announcement

        "Dura's disingenuous rhetoric cannot disguise the simple fact that they are trying to 'steal' control of Methode by buying less than 1% of its stock. In accordance with the agreement Methode negotiated with the McGinley family, with which the McGinleys have confirmed they intend to fully comply, all of Methode's shareholders will soon have the opportunity to decide their future for themselves."

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  Exhibit 99(a)(12)